Exhibit 99.1

FMI HOLDINGS LTD.
(formerly Forbes Medi-Tech Inc.)

Q3-2010

Third Quarter Report
September 30, 2010

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Income / (Loss) and Deficit

Consolidated Statements of Cash Flows

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The accompanying consolidated financial statements for the nine months ended September 30, 2010 and 2009 have not been reviewed by the Company’s auditors, KPMG LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company’s Director and Liquidator.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	September 30	December 31
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$2,655,779	$1,329,176
Accounts receivable	559,737	946,823
Escrow account	257,450
Inventories		2,117,159
Prepaid expenses and deposits	160,332	178,287
	3,633,298	4,571,445

Long-term Assets
Capital assets	15,942	102,813
Other assets	21,605	23,210

	$3,670,845	$4,697,468

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$114,764	$546,848
Current portion of tenure allowance payable		65,000
	114,764	611,848
Long-term liabilities
Tax provision	732,188	744,000
Tenure allowance		913,464
	846,952	2,269,312

Shareholders’ equity
Share capital (Note 6(b))	$2,720,992	$2,720,992
Contributed surplus (Note 6(c))	10,042,877	10,042,877
Deficit	(9,939,976)	(10,335,713)
	2,826,893	2,428,156

	$3,670,845	$4,697,468

Basis of presentation and going concern (note 1)
See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board

Charles A. Butt
Charles A. Butt

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME / (LOSS) AND DEFICIT
(Expressed in Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2010	2009	2010	2009

Expenses / Other Income
General and administrative	$1,093,012	$780,479	$2,358,717	$2,428,425
Depreciation and amortization	359	8,677	14,115	29,153
Foreign exchange gain	52,991	73,359	86,087	88,235
Gain on dilution of interest in subsidiary				(4,147,975)
Impairment charge for capital assets (Note 4)			72,757
Interest and other	(30,673)	(29,119)	(87,143)	(100,331)
Net (loss) / income from continuing operations	$(1,115,689)	$(833,396)	$(2,444,533)	$1,702,493

Discontinued Operations (Note 10)
(Loss) / income from discontinued operations	(326,151)	(545,131)	(757,155)	21,489
Gain on disposal of discontinued operations	3,597,425		3,597,425

Net income / (loss) and comprehensive income / (loss)	$2,155,585	$(1,378,527)	$395,737	$1,723,982

Deficit, beginning of period	(12,095,561)	(7,359,802)	(10,335,713)	(10,462,311)

Deficit, end of period	$(9,939,976)	$(8,738,329)	$(9,939,976)	$(8,738,329)
Weighted average number of common shares outstanding, basic	4,969,813	4,969,813	4,969,813	4,969,813
Basic (loss) / income per share from continuing operations	$(0.22)	$(0.17)	$(0.49)	$0.34
Basic (loss) / income per share from discontinued operations	$(0.07)	$(0.11)	$(0.15)	$0.01
Basic gain per share on disposal of discontinued operations	$0.72		$0.72

Basic income / (loss) per share	$0.43	$(0.28)	$0.08	$0.35

Weighted average number of common shares outstanding, diluted	4,969,813	5,039,780	4,969,813	5,034,051
Diluted (loss) / income per share from continuing operations	$(0.22)	$(0.17)	$(0.49)	$0.34
Diluted (loss) / income per share from discontinued operations	$(0.07)	$(0.11)	$(0.15)	$0.01
Diluted gain per share on disposal of discontinued operations	$0.72		$0.72

Diluted income / (loss) per share	$0.43	$(0.28)	$0.08	$0.35
See accompanying notes to the consolidated financial statements.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(unaudited)

		Three months ended			Nine months ended
		Sept. 30	Sept. 30		Sept. 30	Sept. 30
		2010	2009		2010	2009

OPERATIONS
Net income / (loss) for the period		$2,155,585	$(1,378,527)		$395,737	$1,723,982
Adjustments for:
Depreciation and amortization		359	8,677		14,115	29,153
Stock-based compensation expense						15,913
Impairment charge for capital assets					72,757
Accretion of interest						103,728
Gain on disposal of discontinued operations		(3,597,425)			(3,597,425)
Gain on dilution of interest in subsidiary						(4,147,975)
		(1,441,481)	(1,369,850)		(3,114,816)	(2,275,199)
Net change in non-cash operating items (Note 9)		(615,412)	1,374,936		843,993	1,306,373
Net cash used in operations		(2,056,893)	5,086		(2,270,823)	(968,826)

INVESTMENTS
Proceeds on disposal of short-term investments						789,360
Net proceeds on disposal of discontinued operations		3,597,426			3,597,426
		3,597,426			3,597,426	789,360

Increase/(decrease) in cash and cash equivalents		1,540,533	5,086		(1,326,603)	(179,466)
Cash and cash equivalents, beginning of period		1,115,246	1,192,023		1,329,176	1,376,575
Cash and cash equivalents, end of period		$2,655,779	$1,197,109		$2,655,779	$1,197,109

		Three months ended			Nine months ended
		Sept. 30	Sept. 30		Sept. 30	Sept. 30
		2010	2009		2010	2009

Supplementary cash flow information:
Income taxes paid	$		$29,743	$		$31,330

See accompanying notes to the consolidated financial statements.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

1)	BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2009 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive income / (loss) and consolidated cash flows at September 30, 2010, and for all periods presented, have been made. The results of operations for the nine months ended September 30, 2010, are not necessarily indicative of the results for the full year ending December 31, 2010.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which assumes that the Company will continue in operations for the until the first quarter of 2011 and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The shareholders of the Company have approved a plan to liquidate the assets of the Company, distribute the proceeds to the shareholders, and then to dissolve the corporate entity. It is anticipated that this plan will be completed in the first quarter of 2011 (see Note 2-Sale of Business and Liquidation).

2)	SALE OF BUSINESS AND LIQUIDATION

(a) Asset Sale:

On July 9, 2010, the Company entered into an agreement with MHT, LLC ("MHT") pursuant to which the Company agreed to sell substantially all of its Reducol™ assets, including all of its inventories, patents, trademarks and related businesses to MHT ("MHT Asset Purchase Agreement"). The purchase price payable to the Company pursuant to the MHT Asset Purchase Agreement would have been approximately US$1.4 million, subject to inventory adjustments. The MHT Asset Purchase Agreement provided for, among other things, a non-solicitation covenant by the Company, subject to customary provisions that entitled the Company to consider and accept a superior proposal in respect of a purchase of its assets or all of the assets or share capital of the Company (a "Superior Offer") , a right in favour of MHT to match any Superior Offer and the payment by the Company to MHT of an expense reimbursement of US$150,000 if the transaction contemplated thereby was not completed as a result of the Superior Offer.

The MHT Asset Purchase agreement was entered into following a sales process undertaken by the Company and supervised by its board of directors (the “Board”). As part of this sales process, the Company entertained proposals from a number of potential purchasers of The Company as a whole and of the Reducol™ business separately. The Board received a fairness opinion dated July 7, 2010 from Boenning & Scattergood, Inc. to the effect that the transaction contemplated by the MHT Asset Purchase Agreement was fair, from a financial point of view, to shareholders of the Company.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

2)	SALE OF BUSINESS AND LIQUIDATION ( continued):

(a) Asset Sale (continued):

On July 20, 2010, the Company announced that Pharmachem Laboratories, Inc. ("Pharmachem") had offered to acquire substantially all of the Company’s assets for cash consideration of US$1.9 million (the “Pharmachem Offer”). The Pharmachem Offer was not subject to a financing condition.

At a meeting held on July 28, 2010, the Company’s Board, concluded that the Pharmachem Offer was on more favorable terms to the Company shareholders than the MHT Asset Purchase and qualified as a Superior Offer.

On August 5, 2010, MHT exercised its “right to match” in respect of the Pharmachem Offer. In connection with the exercise by MHT of its right to match the Pharmachem Offer, the Company entered into an amended agreement with MHT (the “MHT Amended Asset Purchase Agreement”) pursuant to which the purchase price payable by MHT for the purchased assets was increased from approximately US$1.4 million to US$1.76 million, in each case subject to inventory adjustments.

At a meeting held on August 5, 2010, the Board agreed to accept the amended offer of MHT under the terms of the MHT Asset Purchase Agreement. Except for the increase in the purchase price, the MHT Amended Asset Purchase Agreement had substantially the same terms as the original MHT Asset Purchase Agreement, including with respect to the Company’s right to consider and accept a Superior Offer, the right in favour of MHT to match any Superior Offer. The expense reimbursement fee payable by the Company to MHT, if the asset sale is not completed as a result of a Superior Offer, was increased in the MHT Amended Asset Purchase Agreement to US$200,000.

On August 6, 2010, Pharmachem submitted a revised offer (the “Pharmachem Revised Offer”) to acquire substantially all of the assets of the Company for cash consideration. of US$2.9 million. At a meeting held on August 8, 2010, the Board concluded that the Pharmachem Revised Offer, which was not subject to a financing condition, was on more favorable terms to the Company’ shareholders than the transaction contemplated by the MHT Amended Asset Purchase Agreement and continued to qualify as a Superior Offer. Pharmachem subsequently further increased its offer from US$2.9 million to US$4.0 million.

At a meeting held on August 15, 2010, the Board confirmed that the Pharmachem Revised Offer, as increased from US$2.9 million to US$4.0 million, continued to be on more favorable terms to the Company’s’ shareholders than the transaction contemplated by the MHT Amended Asset Purchase Agreement and continued to qualify as a Superior Offer.

On August 20, 2010, MHT declined to exercise its right to match the Pharmachem Revised Offer, as increased from US$2.9 million to US$4.0 million. As a result, the Board, at a meeting held on August 20, 2010, decided to withdraw its recommendation that shareholders approve the MHT Amended Asset Purchase Agreement and, instead, to recommend that shareholders approve an asset purchase agreement dated August 20, 2010 (the "Pharmachem Asset Purchase Agreement") between Pharmachem and the Company in respect of the Pharmachem Revised Offer to acquire substantially all of the assets of the company for US$4.0 million. Accordingly, the Company terminated the MHT Amended Asset Purchase Agreement and entered into the Pharmachem Asset Purchase Agreement. The Company was required to pay a US$200,000 (Cdn $ 210,920)

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

2)	SALE OF BUSINESS AND LIQUIDATION ( continued):

(a) Asset Sale (continued):

expense reimbursement fee to MHT as a consequence of terminating the MHT Amended Asset Purchase Agreement in order to accept the Pharmachem Revised Offer.

On August 24, 2010, the Asset Sale (as defined below) and the change of the Company’s name to FMI Holdings Ltd. was approved by a vote of the Company shareholders. The shareholders also approved the liquidation of the Company (the "Liquidation") and the appointment of Abakhan & Associates Inc. ("Abakhan") as liquidator.

On August 26, 2010 the Company completed the sale of substantially all of its assets (the "Asset Sale") to Pharmachem Laboratories, Inc. for of US$4.0 million (CDN$4.2 million)

(b) Liquidation:

On September 1, 2010 the Company officially appointed Abakhan & Associates Inc. as liquidator.

As a result of the appointment of Abakhan as liquidator of the Company, all of the senior management and staff of FMI Holdings were released from their employment contracts. In addition, Joe Dunne, Greg Anderson and Nitin Kaushal stepped down as directors of the Company.

In connection with the wind-up of the Company, it is expected that there will be one distribution to shareholders of record which will include the cash proceeds realized under the Asset Sale less any payments made in respect of the Company’s remaining ongoing costs and liabilities. The distribution is expected to occur within six months following completion of a claims procedure that will be established under the supervision of the appointed liquidator, Abakhan & Associates Inc. It is expected that, following the distribution, the Company’s common shares will be cancelled and de-listed from the OTCBB. It is anticipated that the wind-up of the Company will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the wind-up of the Company may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) the Company’s net cash position at closing; (iii) the absence of unidentified claims; or (iv) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive a distribution amounting to less than the range noted. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to the Company’s shareholders.

3)	SIGNIFICANT ACCOUNTING POLICIES:

These unaudited consolidated interim financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2009. There were no changes in accounting policies as at September 30, 2010.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

4)	IMPAIRMENT CHARGE FOR CAPITAL ASSETS:

During the second quarter ended June 30, 2010, the Company recorded a charge of $72,757 to record the accelerated amortization on certain office furniture and equipment that the Company plans to dispose of and to reflect a reasonable estimate of its estimated fair value as at that date. The fair value of this office equipment was determined based on a quote from an independent third party.

5)	INVENTORIES:

	September 30	December 31
	2010	2009

Raw materials	$-	$1,197,490
Finished goods	-	1,738,669

	-	2,936,159
Valuation allowances	-	(819,000)
	$-	$2,117,159

During the nine months ended September 30, 2010, changes in raw materials and finished goods recognized as cost of sales in discontinued operations amounted to $3,490,929 (September 30, 2009 - $2,431,579).

During the nine months ended September 30, 2010, valuation allowances to write down inventories to net realizable value, and recognized as an element of cost of sales in discontinued operations, amounted to $115,000 (September 30, 2009 - $915,000) (see Note 10-Discontinued Operations).

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	SHARE CAPITAL:

(a) Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b) Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common
	Shares	Amount	Amount

Balance, December 31, 2009 and September 30, 2010	4,969,813	$2,720,992	$8,168,668

(c) Contributed surplus comprises:

	September 30	December 31
	2010	2009

Surplus relating to stock compensation, warrants and options associated with common shares (Note 6 (b))	$8,168,668	$8,168,668
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209

Total contributed surplus	$10,042,877	$10,042,877

(d) Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At September 30, 2010, the Company could grant options for up to 496,981 common shares.

In August 2010, the Company amended the 2007 Stock Option Plan to provide option holders with a cash surrender right (“Cash Surrender Right Option”) which entitles the holder to surrender Options and receive the intrinsic value of the surrendered Options (the difference between the aggregate market price of the Common Shares underlying the surrendered Options and the aggregate exercise price of the Common Shares underlying the surrendered Options) in cash.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	SHARE CAPITAL (continued):

(d) Stock options and stock option plan (continued):

At any time when an Option is exercisable, the Optionee shall have the right at the option of the Optionee, to surrender to the Company all or any portion of the Option which could otherwise be exercised and require the Company to pay to the Optionee, in full satisfaction of the Optionee’s rights in respect of the Option or the portion of the Option so surrendered, a cash payment in an amount equal to the product obtained by multiplying (i) the number of Common Shares which may be acquired on exercise of such Option or portion thereof by (ii) the amount determined by subtracting the exercise price in respect of the applicable Option from the Current Market Price of the Common Shares at the time of receipt by the Company of the Surrender Notice. The “Current Market Price” means the volume weighted average trading price of the common shares on the stock exchange or over-the-counter market on which the common shares are then listed for trading for the five days ended on the trading day immediately prior to the date of receipt by the Company of a the Surrender Notice.

Stock options outstanding as at September 30, 2010:

	Options outstanding			Options exercisable
Range of Exercise prices	Number outstanding at September 30, 2010	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at September 30, 2010	Weighted average exercise price

<$1.00	115,500	2.75	$ 0.97	115,500	$ 0.97
$1.00 - $7.68	7,500	1.50	$ 6.56	7,500	$ 6.56
$8.00	209,115	1.48	$ 8.00	209,115	$ 8.00

	332,115	1.92	$ 5.52	332,115	$ 5.52

A summary of the non-vested stock options as at and changes for the nine months ended September 30, 2010 are as follows:

	Options outstanding				Non-vested options
	Shares	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Shares	Weighted average grant date fair value
Outstanding,
beginning of year	461,615	$4.63	2.86		-	-
Exercised	(54,000)	0.20	3.25		-	-
Forfeited	(75,500)	3.90	2.17		-	-
Vested	-	-	-		-	-
Outstanding at
September 30, 2010	332,115	5.52	1.92	$Nil	-	-

Options exercisable	332,115	$5.52	1.92	$Nil	N/A	N/A

The above noted stock options expire at various dates from January 17, 2012 to December 31, 2013.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	SHARE CAPITAL (continued):

(d) Stock options and stock option plan (continued):

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on September 30, 2010 of US$0.46 ($0.47 in Canadian currency based on the September 30, 2010 exchange rate) on the OTCBB, which would have been received by option holders had they exercised their options at that date. The total fair value of stock options that vested during the nine months ended September 30, 2010 was $nil. The weighted average grant-date “fair values” of stock options granted during the nine months ended September 30, 2010 was $nil.

In the three and nine months ended September 30, 2010, 54,000 options were exercised utilizing the Cash Surrender Right Option. The Company paid $15,053 to settle the exercise of these options.

(e) Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at September 30, 2010 and expire on October 26, 2010. No warrants were exercised in the nine-month period ended September 30, 2010. (See Note 11 Subsequent Events - Share purchase warrants expiry).

(f) Stock based compensation:

Stock-based compensation recorded for the three and nine month periods ended September 30, 2010 and 2009 is summarized below:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2010	2009	2010	2009

Employee stock-based compensation	$-	$-	$-	$15,907
Non-employee stock-based compensation				6
Total stock-based compensation	$-	$-	$-	$15,913

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	SHARE CAPITAL (continued):

(f) Stock based compensation (continued):

For the nine month period ended September 30, 2009 this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended		Nine months ended
	Sept. 30 2010	Sept. 30 2009	Sept. 30 2010	Sept. 30 2009

General and administrative	$	$	$	$11,470
Nutraceutical research , development and support				1,827
Marketing, sales and product development				2,616
	$	$	$	$15,913

At September 30, 2010 there is no balance of unamortized stock based compensation expense.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2010	2009	2009	2009
Risk-free interest rate	n/a	n/a	n/a	1.1%
Expected dividend yield	n/a	n/a	n/a	0%
Expected life (years)	n/a	n/a	n/a	2
Expected volatility	n/a	n/a	n/a	133%
Weighted average grant date fair value per option	n/a	n/a	n/a	$0.13

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

7)	CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders. The Company includes equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to finance its operations through the first quarter of 2011 and complete the planned liquidation. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended September 30, 2010.

As at September 30, 2010 total managed capital shareholders’ equity was $2,826,893.

8)	FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors and the Liquidators. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a) Market risk:

(i) Currency risk:

The Company is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

8)	FINANCIAL RISK MANAGEMENT (continued):

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. The Company's cash is not subject to any external restrictions.

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at September 30, 2010:

	Less than	3 - 6	6-12	Greater than
	3 months	months	months	1 year
Accounts payable and accrued liabilities	$114,764	$-	$-	$-
	$114,764	$-	$-	$-

9)	NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2010	2009	2010	2009
Accounts receivable	$626,162	$(11,959)	$392,893	$561,468
Escrow account	(257,450)		(257,450)
Inventories	462,008	1,437,653	2,117,159	2,882,369
Prepaid expenses and deposits	7,180	64,781	(29,488)	65,611
Accounts payable and accrued liabilities	(454,639)	(107,845)	(432,084)	(2,135,622)
Current income tax liability	(4,067)	(7,641)	(5,808)	(5,035)
(Decrease) in tax provision	(21,899)		(11,812)
Decrease in life insurance cash surrender value		3,510	47,443	5,163
(Decrease) in tenure allowance	(971,209)	(4,548)	(978,465)	(61,647)
Other	(1,498)	985	1,605	(5,934)
	$(615,412)	$1,374,936	$843,993	$1,306,373

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

10)	DISCONTINUED OPERATIONS:

In July 2010, the Company announced its decision to dispose of substantially all of its Reducol™ assets, including all of its inventories, patents, trademarks and related businesses. Accordingly, all revenues, costs of goods sold and expenses, related to the Reducol™ business have been classified as discontinued operations for 2010 and 2009 (see Note 2 - Sale Of Business And Liquidation).

In connection with the decision to dispose of Reducol™ assets and related businesses, the Company and its joint venture partner, Fayrefield Foods Ltd., agreed to dissolve its joint venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). As of August 31, 2010, Forbes-Fayrefield ceased all operations and the corporation is being wound up.

On August 26, 2010, the Company completed the sale of its Reducol™ assets, including all of its inventories, patents, trademarks and related businesses to Pharmachem. Terms of the transaction included an upfront payment of $3,742,775 (US $3,549,000) in cash paid at closing to the Company with an additional amount of $257,450 (US$250,000) held in escrow for up to six months.

The sales price was $4,217,345 (US$ 3,999,000). On the sale, the Company recognized a net gain of $3,597,425 which was calculated as the excess of proceeds received over the net book value of the inventories disposed of, $308,703 in transaction fees and $210,920 (US$200,000) expense reimbursement fee paid to MHT.

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FMI HOLDINGS LTD. (formerly Forbes Medi-Tech Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Expressed in Canadian dollars)
(unaudited)

10)	DISCONTINUED OPERATIONS (continued):

The following tables reflect the loss / (income) from discontinued operations relating to the Reducol™ business, including the proportionate interests in the operations of Forbes-Fayrefield, for the three and nine-month periods ended September 30, 2010 and 2009.

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2010	2009	2010	2009

REVENUES
Sales	$995,460	$1,278,726	$3,826,276	$3,019,622
Licensing				2,168
Phytosterol revenues	995,460	1,278,726	3,826,276	3,021,790
Cost of sales	912,373	1,173,589	3,490,929	2,431,579
Inventory allowances		389,000	115,000	(509,000)
	83,087	(283,863)	220,347	1,099,211

EXPENSES
Marketing, sales and product development	61,816	133,385	367,318	488,177
Nutraceutical research, development and
Nutraceutical research, development and support	351,428	105,005	614,190	563,763
Income tax (recovery) / expense	(4,006)	22,878	(4,006)	25,782
	409,238	261,268	977,502	1,077,722

(Loss) / income from discontinued operations	$(326,151)	$(545,131)	$(757,155)	$21,489

Gain on disposal of discontinued operations	$3,597,425		$3,597,425

11)	SUBSEQUENT EVENTS:

Share purchase warrants expiry:

Subsequent to the quarter end, the balance of 227,265 warrants and 31,818 brokers’ warrants expired on October 26, 2010. No warrants were exercised since September 30, 2010.

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